

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via E-Mail</u>

Ms. Terri A. Pizzuto
Chief Financial Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

> **Re:** **Hub Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-27754**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 000-27754**

Dear Ms. Pizzuto:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief